SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934

Ciner Resources LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

67081B 106

(CUSIP Number)

Sisecam Chemicals USA Inc.
c/o Türkiye Şişe Ve Cam Fabrikalari A.Ş.
İçmeler Mah. D-100 Karayolu Cad. No:44A
34947 Tuzla/İstanbul – Turkey
Attention: Hande Eroz, General Counsel
Telephone: +90 850 206 50 50

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 21, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 67081B 106

1	NAMES OF REPORTING PERSONS
Sisecam Chemicals USA Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER*
14,551,000 common units

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER*
14,551,000 common units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
14,551,000 common units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Approximately 74%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

* Represents 14,551,000 common units representing limited partner interests of Ciner Resources LP (“Ciner Resources” or the “Issuer) held of record by Sisecam Chemicals Wyoming LLC, a Delaware limited liability company (“New Wyoming”), as successor by conversion to Ciner Wyoming Holding Co., a Delaware corporation (“Ciner Holding”).  New Wyoming is a wholly owned subsidiary of Sisecam Chemicals Resources LLC, a Delaware limited liability company (“New Resources”), and successor by conversion to Ciner Resources Corporation (“Ciner Corp”), a Delaware corporation.  Sisecam Chemicals USA Inc., a Delaware corporation (“Sisecam US”), may be deemed to share beneficial ownership of such common units as a result of its 60% interest in New Resources, as more fully described herein.
** Calculation of percentage is based on a total of 19,778,056 common units outstanding on October 27, 2021.

CUSIP No. 67081B 106

1	NAMES OF REPORTING PERSONS
Sisecam Chemicals Wyoming LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER*
14,551,000 common units

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER*
14,551,000 common units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
14,551,000 common units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Approximately 74%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* Represents 14,551,000 common units representing limited partner interests of Ciner Resources held of record by New Wyoming, as successor by conversion to Ciner Holding.  New Wyoming is a wholly owned subsidiary of New Resources, which is a successor by conversion to Ciner Corp.  New Wyoming may be deemed to share beneficial ownership of such common units as a result of its ownership of limited partnership interests of Ciner Resources, as more fully described herein.
** Calculation of percentage is based on a total of 19,778,056 common units outstanding on October 27, 2021.

CUSIP No. 67081B 106

1	NAMES OF REPORTING PERSONS
Sisecam Chemicals Resources LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER*
14,551,000 common units

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER*
14,551,000 common units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
14,551,000 common units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Approximately 74%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* Represents 14,551,000 common units representing limited partner interests of Ciner Resources held of record by New Wyoming, as successor by conversion to Ciner Holding.  New Wyoming is a wholly owned subsidiary of New Resources, which is a successor by conversion to Ciner Corp.  New Resources may be deemed to share beneficial ownership of such common units as a result of its ownership of New Wyoming, as more fully described herein.
** Calculation of percentage is based on a total of 19,778,056 common units outstanding on October 27, 2021.

CUSIP No. 67081B 106

1	NAMES OF REPORTING PERSONS
Soda Sanayii A.S.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Turkey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER*
14,551,000 common units

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER*
14,551,000 common units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
14,551,000 common units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Approximately 74%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

* Represents 14,551,000 common units representing limited partner interests of Ciner Resources held of record by New Wyoming, as successor by conversion to Ciner Holding.  New Wyoming is a wholly owned subsidiary of New Resources, which is a successor by conversion to Ciner Corp.  Soda Sanayii A.S. (“Soda”) may be deemed to share beneficial ownership of such common units as a result of its ownership of all of the equity interests of Sisecam US, as more fully described herein.
** Calculation of percentage is based on a total of 19,778,056 common units outstanding on October 27, 2021.

CUSIP No. 67081B 106

1	NAMES OF REPORTING PERSONS
Türkiye Şişe ve Cam Fabrikalari A.Ş.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Turkey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER*
14,551,000 common units

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER*
14,551,000 common units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
14,551,000 common units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Approximately 74%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

* Represents 14,551,000 common units representing limited partner interests of Ciner Resources held of record by New Wyoming, as successor by conversion to Ciner Holding.  New Wyoming is a wholly owned subsidiary of New Resources, which is a successor by conversion to Ciner Corp.  Türkiye Şişe ve Cam Fabrikalari A.Ş. (“Sisecam”) may be deemed to share beneficial ownership of such common units as a result of its ownership of Soda, as more fully described herein.
** Calculation of percentage is based on a total of 19,778,056 common units outstanding on October 27, 2021.

Item 1. Security and Issuer

This statement on Schedule 13D relates to the common units (the “Units”) of Ciner Resources LP (the “Issuer”), whose principal executive office is located at Five Concourse Parkway, Suite 2500, Atlanta, Georgia 30328.

Item 2. Identity and Background

(a)    This statement is being filed by: (i) Sisecam US, (ii) New Wyoming, (iii) New Resources, (iv) Soda and (v) Sisecam (collectively, the “Reporting Persons”).

(b)  The address of Sisecam US, Sisecam and Soda is c/o Türkiye Şişe ve Cam Fabrikalari A.Ş. İçmeler Mah. D-100 Karayolu Cad. No:44A 34947 Tuzla/İstanbul – Turkey Attention: Hande Eroz, General Counsel. The address of New Resources and New Wyoming is Five Concourse Parkway, Suite 2500, Atlanta, Georgia 30328.

(c)  The principal business of Sisecam US, New Resources and New Wyoming is the mining of soda ash. The principal business of Soda and Sisecam is manufacturing in the glass industry.  Sisecam US and Soda are direct, wholly-owned subsidiaries of Sisecam. Sisecam was founded in 1935 by Türkiye iş Bankası A.Ş. and is publicly traded on the Borsa İstanbul A.Ş.

(d)  None of the Reporting Persons has, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  None of the Reporting Persons has, during the last five (5) years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations or, prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)     Sisecam US is a corporation organized under the laws of Delaware. New Resources and New Wyoming are Delaware limited liability companies. Sisecam and Soda are corporations organized under the laws of Turkey.

Item 3. Source and Amount of Funds or Other Consideration

The source of the funds used in the Transactions described in Item 6 was Sisecam. Item 6 is incorporated by reference to this Item 3.

Item 4. Purpose of Transaction

Sisecam US, New Resources and New Wyoming acquired direct and indirect interests in the Issuer as a long-term strategic investment in soda ash mining and production operations in the United States, a business complementary to others operated by the Reporting Persons and their affiliates outside the United States.

(a) - (j) The information provided in Item 6 of this Schedule 13D is incorporated by reference.

The Reporting Persons, as direct and indirect investors in the Issuer, intend to review their investment in the Issuer and have discussions with representatives of the Issuer and/or other unitholders of the Issuer from time to time and, as a result thereof, may at any time and from time to time determine to take any available course of action and may take any steps to implement any such course of action. Such review, discussions, actions or steps may include purchase or sale of units, business combinations or other extraordinary corporate transactions, sales or purchases of material assets, changes in the board of directors or management of the Issuer, changes in the present capitalization or dividend policy of the Issuer, changes to the Issuer’s business or corporate structure, changes in the Issuer’s certificate of incorporation or bylaws, actions that may impede the acquisition of control of the Issuer by any person, shared service agreements, collaborations, joint ventures and other business arrangements between or involving the Reporting Persons or any affiliate thereof and the Issuer. Any action or actions the Reporting Persons might undertake in respect of the common units will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price level and liquidity of the common units; general market and economic conditions; ongoing evaluation of the Issuer’s business, financial condition, operations, prospects and strategic alternatives; the relative attractiveness of alternative business and investment opportunities; tax considerations; and other factors and future developments. Notwithstanding anything to the contrary herein, the Reporting Persons specifically reserve the right to change their intentions with respect to any or all of such matters.

Item 5. Interest in Securities of the Issuer

(a)    As a result of Sisecam US’ acquisition of a 60% interest in New Resources, the Reporting Persons control New Wyoming, the record and beneficial owner of 14,551,500 common units of the Issuer, which, based on 19,725,696 common units outstanding as of October 27, 2021, represents 74% of the outstanding common units of the Issuer.

Soda, as the owner of all of the equity interests of Sisecam US, and Sisecam, as the owner of all of the equity interests of Soda, may each be deemed to share with Sisecam US the beneficial ownership of the 14,551,000 common units representing 74% of the outstanding common units of the Issuer held of record by New Wyoming and beneficially by New Resources as of December 21, 2021.

(b)    The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference.

(c)    Except for the acquisition of units described herein, no other transactions in securities of the Issuer have been affected by the Reporting Persons during the past sixty days.

(d) Not applicable

(e) Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On November 19, 2021, Sisecam US entered into a Unit Purchase Agreement (the “Unit Purchase Agreement”) with Ciner Enterprises Inc. (Ciner Enterprises). Pursuant to the Unit Purchase Agreement, as described below, Ciner Enterprises agreed to sell to Sisecam US 60% of Ciner Enterprises’ ownership interests in New Resources, a newly-formed limited liability company that is the successor to Ciner Resources (the “Transaction”). On December 21, 2021, the Transaction contemplated by the Unit Purchase Agreement was completed.  Pursuant to the Unit Purchase Agreement:

•
Ciner Enterprises completed certain reorganization transactions whereby Ciner Corp. converted into New Resources, with New Resources then indirectly owning 100% of Ciner Resource Partners LLC (the “General Partner”), the general partner of the Issuer, which holds an approximate 2% general partner interest in the Issuer and approximately 74% of the common units in the Issuer (collectively, the “Reorganization Transactions”);

•
subsequent to the Reorganization Transactions, Ciner Enterprises sold to Sisecam US, and Sisecam US purchased, 60% of the outstanding units of New Resources owned by Ciner Enterprises for a purchase price of $300 million; and

•	at the closing of the New Resources Sale, New Resources, Ciner Enterprises and Sisecam US entered into a unitholders and operating agreement (the “New Resources Operating Agreement”).

Pursuant to the terms of the New Resources Operating Agreement, Sisecam US and Ciner Enterprises will have a right to designate six directors and four directors, respectively, to the board of directors of New Resources. In addition, the New Resources Operating Agreement provides that (i) the board of directors of the General Partner shall consist of six designees from Sisecam US, two designees from Ciner Enterprises and three independent directors for as long as the General Partner is legally required to appoint such independent directors and (ii) the Issuer’s right to appoint four managers to the board of managers of Ciner Wyoming LLC shall be comprised of three designees from Sisecam US and one designee from Ciner Enterprises; however, all other management, voting, board of managers, or other equivalent representation rights with respect to the General Partner shall be the same with respect to New Resources. Each unitholder shall vote all units over which such unitholder has voting control to elect to the board of directors any individual designated by Sisecam US and Ciner Enterprises.  Upon completion of the Transaction, Mustafa Görkem Elverici, Tahsin Burkhan Ergene, Abdullah Kilinç, Selma Öner, Hande Eröz, and Gökhan Güralp were Sisecam US’s designees to the board of directors of the general partner and Mustafa Görkem Elverici, Abdullah Kilinç and Selma Öner were Sisecam US’s designees to the board of managers of Ciner Wyoming LLC.  The New Resources Operating Agreement also requires the board of directors of New Resources to unanimously approve certain actions and commitments, including without limitation take any action that would have an adverse effect on the MLP (Master Limited Partnership) status of Ciner Resources or any of its subsidiaries. As a result of Sisecam US’ 60% interest in New Resources and its rights under the New Resources Operating Agreement, the Reporting Persons may be deemed to share with Ciner Enterprises, WE Soda Ltd., Kew Soda Ltd., Akkan Enerji ve Madencilik Anonim Şirketi and Mr. Turgay Ciner (collectively, Ciner), beneficial ownership of the 2% general partner interest in the Issuer and the approximately 74% of the common units in the Issuer owned directly by New Wyoming and indirectly by New Resources as parent entity of New Wyoming. As a result of the foregoing and the shared beneficial ownership of the interests in the Issuer, the Reporting Persons may constitute a “group” with Ciner for purposes of Section 13(d)(3) of the Exchange Act with respect to the interests in the Issuer described in this Schedule 13D.

Item 7.	Material to Be Filed as Exhibits.

Exhibit A	Joint Filing Agreement dated December 30, 2021

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: December 30, 2021

SISECAM CHEMICALS USA INC.

By:	/s/ MUSTAFA GÖRKEM ELVERICI
MUSTAFA GÖRKEM ELVERICI DIRECTOR

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: December 30, 2021

SISECAM CHEMICALS WYOMING LLC

/s/ MUSTAFA GÖRKEM ELVERICI
MUSTAFA GÖRKEM ELVERICI DIRECTOR

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: December 30, 2021

SISECAM CHEMICALS RESOURCES LLC

/s/ MUSTAFA GÖRKEM ELVERICI
MUSTAFA GÖRKEM ELVERICI DIRECTOR

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: December 30, 2021

SODA SANAYII A.S.

/s/ MUSTAFA GÖRKEM ELVERICI
MUSTAFA GÖRKEM ELVERICI DIRECTOR

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: December 30, 2021

TÜRKIYE ŞIŞE VE CAM FABRIKALARI A.Ş.

/s/ MUSTAFA GÖRKEM ELVERICI
MUSTAFA GÖRKEM ELVERICI DIRECTOR